Exhibit 99.1

Hydro One with the support of nine First Nations partners seeks approval to construct the Waasigan Transmission Line Project from the Ontario Energy Board

Once built, the Waasigan Transmission Line will enable a clean energy future and economic growth in northwest Ontario along with economic benefits for Indigenous communities

THUNDER BAY, July 31, 2023 – Hydro One Inc. (Hydro One) with the support of nine First Nation partners, announced today that it has filed an application with the Ontario Energy Board (OEB) to build and operate the Waasigan Transmission Line. The $1.2 billion infrastructure investment the company is proposing will provide many local economic benefits and support northwest Ontario’s clean energy future.

Phase one of the Waasigan Transmission Line is a proposed new double-circuit 230 kilovolt transmission line from Lakehead Transformer Station (TS) in the Municipality of Shuniah to Mackenzie TS in the Town of Atikokan, to be in service as close to the end of 2025 as possible. Phase two, a proposed new single-circuit 230 kilovolt transmission line from Mackenzie TS to Dryden TS in the City of Dryden, is targeted to be in service by the end of 2027. Both phases also include stations enhancements to support energization of the new lines.

Once built, the Waasigan Transmission Line will provide northwest Ontario with clean and reliable electricity to meet forecasted energy demand in the region and support economic growth, job creation and mining operations. The project is being built in partnership with nine First Nations, Lac des Mille Lacs First Nation and eight First Nation communities represented by Gwayakocchigewin Limited Partnership (GLP), who will have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the project.

“We are very pleased to see continued progress on the Waasigan Transmission Line which will attract economic opportunities to the north while ensuring that Ontario’s grid is clean, reliable and resilient,” said David Lebeter, President and CEO, Hydro One. “This project is also a major step forward on our commitment to advancing Truth and Reconciliation Call to Action #92 with real action on Economic Reconciliation and represents a true partnership between Hydro One and Indigenous communities.”

The GLP First Nations include Wabigoon Lake Ojibway Nation, Eagle Lake First Nation, Lac La Croix First Nation, Fort William First Nation, Seine River First Nation, Lac Seul First Nation, Nigigoonsiminikaaning First Nation, and the Ojibway Nation of Saugeen.

Gwayakocchigewin means “making decisions the right way.” GLP’s goal is to achieve meaningful economic participation for its First Nations, while protecting the lands, waters, and cultural values potentially impacted by the Waasigan Transmission Line Project.

“GLP First Nations support sharing of the land for this important Project, and will ensure development respects our laws, customs, protocols, and people,” said Tom Johnson, President of Gwayakocchigewin LP. “We look forward to continued progress with Hydro One and our people benefiting for generations from this partnership.”

“The Lac des Mille Lacs First Nation is pleased to partner with Hydro One on its application to the Ontario Energy Board (OEB) to build and operate the Waasigan Transmission Line,” Chief Whitecloud, Lac des Mille Lacs First Nation. “Since 2019, our First Nation has worked closely with Hydro One on this project and we are excited to take this next step in its development. The Lac des Mille Lacs First Nation is not only looking forward to the benefits of this project, but also to continuing to develop and strengthen our relationship with Hydro One.”

Throughout the duration of the project, Hydro One will work with Indigenous communities and its construction partner, Valard Construction LP (Valard), to establish shared project values and expectations. For more than four years, the company has been engaged with the community to ensure the Waasigan Transmission Line is built with community values in mind.

Filing a leave to construct application under Section 92 of the Ontario Energy Board Act, 1998, is a requirement for Ontario electricity transmitters and distributors to obtain approval from the OEB to construct, expand, or reinforce electricity transmission and distribution lines or interconnections. The application submitted by Hydro One provides details of the project, such as timing, route, design and cost.

Presently, Hydro One is incorporating all the feedback it received during its draft Environmental Assessment Report public review period into a final report that will be submitted to the Ministry of the Environment, Conservation and Parks, for final review and decision. Completion of the line is contingent on Indigenous and stakeholder consultation as well as regulatory approvals.

For more information about the Waasigan Transmission Line, visit HydroOne.com/Waasigan.

Quotes

“It’s clear that investing in the construction of the Waasigan Transmission Line project will bring affordable, reliable electricity to the Northwest region of the province while increasing economic, health and social opportunities for First Nation communities,” said Greg Rickford, Member of Provincial Parliament for Kenora-Rainy River, Minister of Northern Development and Minister of Indigenous Affairs. “By bringing more power to the Northwest, we are opening the door for industry and critical mineral development, and unparalleled prosperity throughout the region.”

“Northwestern Ontario’s economic growth relies heavily on building strong electricity infrastructure to meet the region’s power needs,” said Kevin Holland, Member of Provincial Parliament for Thunder Bay – Atikokan. “This investment holds the potential to enhance Indigenous economic prosperity while fostering overall regional development.”

“Critical minerals are an important component to the success of the global energy transition, and our mines rely on a strong and reliable supply of electricity to unlock them, “Chris Hodgson, President, Ontario Mining Association. “The new Waasigan Transmission Line will give northwest Ontario a competitive advantage to build a strong mining-to-manufacturing supply chain locally.”

“As our region continues to grow, particularly as a result of the unprecedented development of new mines, more reliable electricity is needed to fuel the economy of the Northwest, and the Waasigan Transmission Line will do just that,” said Iain Angus, Chair, Common Voice Northwest Energy Task Force. “We will continue to work together with Hydro One to bring a reliable supply of electricity to our community through this project and others.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.ca or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.